Exhibit 99.1
Wipro Consumer Care and Lighting takes Big Leap —
Acquires Unza Holdings Limited — South East Asia’s leading Personal Care Company

Bangalore, July 6th 2007: Wipro Limited (NYSE:WIT), today announced that it has signed definitive agreements to acquire 100% shareholding in Unza Holdings Limted (“Unza”), a Singapore based Fast Moving Consumer Goods (FMCG) company for an all cash consideration of Rs 10102 Mn (approximately US $ 246 Mn). It recorded Revenues of Rs 6,833 Mn with double digit operating margin for fiscal year ending on April 30th, 2007. This transaction catapults the combined entity into strong force across Asian markets. Transaction is expected to be closed by end July’07
Unza is South East Asia’s largest independent manufacturer and marketer of personal care products bringing Asian focused brands to millions of Asian consumers. With operations in over 40 countries, Unza markets a wide portfolio of personal care brands, such as Enchanteur , Safi , Romano and Izzi — not to mention its two detergent brands , Vigor and Maxkleen
Headquartered in Singapore, Unza has manufacturing plants in Malaysia, Vietnam, China and Indonesia. Last year Unza’s revenues grew 14% in US dollar terms, well ahead of market growth rates in the region.
Commenting on the transaction, Mr.Vineet Agrawal, President, Wipro Consumer Care and Lighting said “This transaction would double our addressable market size in terms of GDP. Unza has an excellent product range and a large portfolio of strong brands catering to Asian consumers. They have been able to consistently grow faster than the market in the geographies they are present in. Unza also has a strong depth of managerial talent with experience across the region. We see lot of similarities between the two entities such as customer centricity and empowerment.”
Commenting on the acquisition Mr. Gavin D. Welman, Managing Director of Unza said, “We respect Wipro for its achievements and values and look forward to joining them. Being part of Wipro, it would give us access to resources required to fuel our ambition for further growth and unlock the true potential of our brands. Wipro’s focus on quality initiatives, consumer research and processes would help Unza to scale newer heights. We are excited by the prospect of working together and creating an even stronger position across Asian markets.”
“This acquisition represents a truly unique opportunity for us to expand our presence in South East Asian markets and is a very significant milestone for us. The combined entities would leverage regional best practices for driving growth and provide synergistic opportunities for better sourcing.” said Mr.Nagender Arya, General Manager New Business Development.

For Further Information, please contact:
Wipro Limited

Media:	Radha Radhakrishnan +91 - 80 - 25056159
Investors:	Jatin Dalal +91 - 80 - 25056143
Wipro Consumer Care and Lighting:	Nagender Arya 9845076441
About Wipro Consumer Care
Wipro Consumer Care and Lighting business has reported revenues of Rs. 8182m for the financial year 2006-07 clocking growth of 36% with healthy EBIT of 12%. It is into businesses of Consumer Care (with strong brands like Santoor), domestic lighting, Commercial and Institutional lighting and recently entered into Office Modular Furniture business. It has also acquired Chandrika, Glucovita and Northwest brands in the last 3 years.
About Wipro Ltd
Wipro Limited (NYSE:WIT) provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, IT enabled services, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services Company globally. In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations. Wipro also has profitable presence in niche market segments of consumer products and lighting. Wipro’s ADSs are listed on the New York Stock Exchange, and its equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange.
For more information, please visit our websites at www.wipro.com <http://www.wipro.com>, www.wiprocorporate.com, <http://www.wiprocorporate.comt>, and www.wipro.in <http://www.wipro.in>
Wipro’s forward looking and cautionary statements
Certain statements in this release concerning our future growth prospects and our ability to successfully complete and integrate potential acquisitions are forward looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding our ability to integrate and manage acquired IT professionals, our ability to integrate acquired assets in a cost effective and timely manner, fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Wipro has made strategic investments, withdrawal of fiscal governmental incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Wipro may, from time to time, make additional written and oral forward looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. Wipro does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.